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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to rule 13a-16 or 15d-16
                     of the securities exchange act of 1934

For the month of October 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                 -----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. [X]             Form 40-F. [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

REPORT 1:

          PRESS RELEASE CONCERNING RESULTS OF CEZ OPERATIONS

Net Profit of CEZ Group (consolidated) in 1st Q of Year Increased by 39 percent to CZK 10.4 billion

In the 1st Q of this year, the CEZ Group achieved net profit in the amount of CZK 10.371 million, which represents a year-on-year increase of 39 percent. The operating profit of the Group amounted to CZK 14.816 million.

The increase resulted from an increase in the business margin, higher sales, a significant improvement in the operations of the Bulgarian distributors in the CEZ group, and the addition of the Romanian Electrica Oltenia to the Group. As opposed to the increasing revenues, the costs were kept under control and grew at a slower rate.

"The results of operations reveal the very good situation in the company, especially at the operational level. The results increasingly reflect our foreign acquisitions. Operational profit of the Bulgarian distributors has almost doubled on a year-on-year basis. In addition to the Bulgarian and Romanian distributors, we managed to acquire the first production facilities abroad this year. As a result of the acquisition of the Polish power plants, Elcho and Skawina, and, newly, Bulgarian Varna, our production capacity has increased by as much as 17 percent. This is promising for us to continue to give our shareholders good news," said Martin Roman, Chairman of the Board of Directors and General Manager of CEZ.

In the first quarter of this year, power generation at power plants within the CEZ Group reached 16,763 GWh, which means a year-on-year increase by 4 percent. From the historical point of view, these are the highest figures reached by CEZ in the first quarter.

Power demand in the Czech Republic has increased on a year-on-year basis by 5.7 percent, which would be equal to 4.4 percent after taking into account the influence of the cold weather in the first quarter of the year. The Czech economy continues to grow, showing that power consumption is always linked to the GDP development with a coefficient of roughly 0.6. Household consumption has grown by 6.7 percent and industrial consumption by 6.5 percent.

As of the end of March, the CEZ Group had 29,817 employees, which means a year-on-year reduction by 2,271 persons, in particular due to the pending integration of the CEZ Group.

"The results of operation of the first quarter require us to change the anticipated net profit of the CEZ Group for this year. Net profit should be at the level of CZK 27.2 billion, which is more than originally planned by 0.5 billion," said Petr Voboril, Head of Finance.

REPORT 2:

CEZ, a. s.

BALANCE SHEET in accordance with IFRS as of March 31, 2006 (in CZK Millions):

                                                         ------------   ----------
                                                         current year   prior year
                                                         ------------   ----------
  Assets                                                     283,249       274,208

    Fixed assets                                             256,860       258,658
    Property, plant and equipment                            171,505       175,555
      Plant in service                                       289,320       291,100
      Less accumulated provision for depreciation            132,312       130,368
      Net plant in service                                   157,008       160,732
      Nuclear fuel, at amortized cost                          7,056         7,823
      Construction work in progress                            7,441         7,000
    Other non-current assets                                  85,355        83,103
      Investments and other financial assets, net             84,661        81,816
      Intangible assets, net                                     694         1,287
    Current assets                                            26,389        15,550
      Cash and cash equivalents                                9,399           983
      Receivables, net                                         9,602         8,008
      Income tax receivable                                    2,013         1,399
      Materials and supplies, net                              2,776         2,732
      Fossil fuel stock                                          567           730
      Emission rights                                            240           125
      Other current assets                                     1,792         1,573
  Equity and liabilities                                     283,249       274,208
    Equity                                                   182,639       174,276
      Stated capital                                          58,414        58,237
      Retained earnings and other reserves                   124,225       116,039
    Long-term liabilities                                     65,345        66,329
      Long-term debt, net of current portion                  29,385        30,480
      Accumulated provission for nuclear
       decommissioning and fuel storage                                     35,697
      Other long-term liabilities                                152           152
    Deferred tax liability                                    15,034        13,021
    Current liabilities                                       20,231        20,582
      Short-term loans
      Current portion of long-term debt                        7,612         7,770
      Trade and other payables                                 8,861         9,899
      Income tax payable
      Accrued liabilities                                      3,758         2,913

INCOME STATEMENT in accordance with IFRS as of March 31, 2006 (in CZK Millions):

                                                        --------------   -----------------
                                                        current period   prior year period
                                                        --------------   -----------------
  Revenues                                                      23,960              17,696
    Sales of electricity                                        23,028              16,906
    Heat sales and other revenues                                  932                 790
  Operating expenses                                            14,658              10,752
    Fuel                                                         4,096               3,479
    Purchased power and related services                         4,910               1,568
    Repair and maintenance                                         417                 397
    Depreciation and amortization                                3,405               3,364
    Salaries and wages                                             926                 874
    Materials and supplies                                         389                 369
    Emission rights, net                                          -584
    Other operating expenses                                     1,099                 701
  Income before other expense/income and income taxes                                 6,944
  Other expenses/income                                           -860                 708
    Interest on debt, net of capitalized interest                                      440
    Interest on nuclear provisions                                 402                 512
    Interest income                                                -28                 -13
    Foreign exchange rate losses/gains, net                       -416                  -7
    Losses/gains on sale of subsidiaries                             2
    Other expenses/income, net                                  -1,214                -224
  Income before income taxes                                    10,162               6,236
  income taxes                                                   2,013               1,672
  net income                                                     8,149               4,564

  CASH FLOW STATEMENT in accordance with IFRS for three-months period ended March 31, 2006 (in CZK Millions):

                                                                               --------------   -----------------
                                                                               current period   prior year period
                                                                               --------------   -----------------
  OPERATING ACTIVITIES:
    Income before income taxes                                                         10,162               6,236
  ADJUSTMENTS TO RECONCILE INCOME BEFORE INCOME TAXES TO NET CASH PROVIDED
   BY OPERATING ACTIVITIES:
    Depreciation and amortization and asset write-offs                                3,406               3,364
    Amortization of nuclear fuel                                                        829                 906
    Gain/Loss on fixed assets retirements, net                                           -2                 -11
    Foreign exchange rate loss/gain, net                                               -416                  -7
    Interest expense, interest income and dividends income, net                      -1,234                 427
    Provision for nuclear decommissioning and fuel storage                               47                  38
    Valuation allowances, other provisions and other adjustments                         41                -472
  CHANGES IN ASSETS AND LIABILITIES:
    Receivables                                                                         -18                -394
    Materials and supplies                                                              -44                 -11

                                        4

    Fossil fuel stocks                                                                  163                  34
    Other current assets                                                               -377                 134
    Trade and other payables                                                            110              -1,107
    Accrued liabilities                                                                 942                 547
  Cash generated from operations                                                     13,609               9,684
    Income taxes paid                                                                  -615              -1,048
    Interest paid, net of interest capitalized                                         -407                -415
    Interest received                                                                    35                  14
    Dividends received
  Net cash provided by operating activities                                          12,622               8,235
  INVESTING ACTIVITIES:
    Acquisition of subsidiaries and associates                                         -130              -2,344
    Proceeds from disposal of subsidiaries and associates
    Additions to property, plant and equipment and other                             -2,179              -2,077
    non-current assets
    Loans made                                                                                             -201
    Proceeds from sales of fixed assets                                                  12                 867
    Repayments of loans
    Change in decommissioning and other restricted funds                             -1,107                 -85
  Total cash used in investing activities                                            -3,605              -3,639
  FINANCING ACTIVITIES:
    Proceeds from borrowings
    Payments of borrowings                                                             -707                -711
    Dividends paid                                                                       29                  31
    Acquisitions/sale of treasury shares                                                 91                -426
  Total cash provided by (used in) financing activities                                -587              -1,106
    Net effect of currency translation in cash                                          -14                  -5
  Net increase/decrease in cash and cash equivalents                                  8,416               3,485
  cash and cash equivalents at the beginning of period                                  983               1,141
  cash and cash equivalents at end of period                                          9,399               4,626

STATEMENT OF CHANGES IN EQUITY in accordance with IFRS (in CZK Millions):

                                     ---------------   --------------   --------   ------------
                                      Stated Capital   Fair Value and   Retained   Total Equity
                                                       Other Reserves   Earnings
                                     ---------------   --------------   --------   ------------
December 31, 2004                             59,218               80    103,179        162,477
  Net income                                                               4,564          4,564
  Acquisition of treasury shares                -679                                       -679
  Sale of treasury shares                        331                         -79            252
  Change in fair value of CF hedges
   recognized   in equity                                         -25                       -25

March 31, 2005                                58,870               55    107,664        166,589

December 31, 2005                             58,237              613    115,426        174,276
  Net income                                                               8,149          8,149
  Sale of treasury shares                        177                         -86             91
  Change in fair value of CF hedges
   recognized in equity, net                                      105                       105

                                        5

  Share options                                                    18                        18
March 31, 2006                                58,414              736    123,489        182,639

REPORT 3:

GROUP CEZ
Consolidated Income Statement in accordance with IFRS (in CZK Millions)

                                                  1-3/2005   1-3/2006
                                                  --------   --------
Revenues                                            33,019     41,547
  Sales of electricity                              30,741     38,459
  Heat sales and other revenues                      2,278      3,088

Operating expenses                                  21,892     26,731
  Fuel                                               2,299      2,657
  Purchased power and related services               9,782     12,770
  Repairs and maintenance                              527        672
  Depreciation and amortization                      5,062      5,582
  Salaries and wages                                 2,573      2,885
  Materials and supplies                               828        938
  Emission rights                                                -615
  Other operating expenses                             821      1,842

Income before other expense/income and
 income taxes                                       11,127     14,816

Other expenses/income                                1,158      1,109
  Interest on debt, net of capitalized interest        462        420
  Interest on nuclear and other provisions             605        473
  Interest income                                      -83        -99
  Foreign exchange rate losses/gains, net               -2       -167
  Gain(-)/Loss on sale of subsidiary/associate         187
  Negative goodwill write-off                          -20
  Other expenses/income, net                            63        539
  Income from associates                               -54        -57

Income before income taxes                           9,969     13,707

Income taxes                                         2,531      3,336

Net income                                           7,438     10,371

NET INCOME ATTRIBUTABLE TO:
Equity holders of the parent                         7,115      9,989
Minority interests                                     323        382

GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS (in CZK Millions)

                                                         -----------   -----------
                                                         k 31.3.2005   k 31.3.2006
                                                         -----------   -----------
Assets                                                       324,209       336,266

Fixed assets                                                 280,400       277 516

  Plant in service                                           439,416       441,149
  Less accumulated provision for depreciation                199,756       205,331
  Net plant in service                                       239,660       235,818
  Nuclear fuel, at amortized cost                              7,860         7,094
  Construction work in progress                               11,570        12,379
  Investment in associates                                       929           774
  Investments and other financial assets, net                 13,811        15,220
  Intangible assets, net                                       6,046         5,825
  Deferred tax assets                                            524           406

Current assets                                                43,809        58,750

  Cash and cash equivalents                                   16,791        24,641
  Receivables, net                                            14,792        19,205
  Income tax receivable                                        1,478         2,217
  Materials and supplies, net                                  3,671         4,414
  Fossil fuel stock                                              756           552
  Emission rights                                                134           240
  Other current assets                                         6,187         7,481

Equity and liabilities                                       324,209       336,266

Equity                                                       191,289       202,130

  Equity attributable to equity holders of the parent        176,673       186,961
    Stated capital                                            58,237        58,414
    Retained earnings and other reserves                     118,436       128,547
  Minority interests                                          14,616        15,169

Long-term liabilities                                         81,429        80,556

  Long-term debt, net of current portion                      30,586        29,335
  Accumulated provision for nuclear
   decommissioning and fuel storage                           35,869        35,982
  Other long-term liabilities                                 14,974        15,239

Deferred taxes liability                                      18,555        21,579

Current liabilities                                           32,936        32,001

  Short-term loans                                               265         1,619
  Current portion of long-term debt                            7,888         7,774
  Trade and other payables                                    16,243        13,408
  Income tax payable                                             630           543
  Accrued liabilities                                          7,910         8,657

GROUP CEZ
Consolidated Statement of Changes in Equity in accordance with IFRS (in CZK Millions)

                                              ----------------------------------------------------------------------------------
                                                                  Share allocated to stockholders of the parent company
                                              ----------------------------------------------------------------------------------
                                              Registered   Differences    Valuation    Undistribute    Total   Minority   Total
                                                capital      from        Differences       profit               shares    equity
                                                           Exchange
                                                             rate
                                                           conversion
                                              ----------   -----------   -----------   ------------    -----   --------   -------
December 31, 2004                                 59,218            -2            85        112,796   172,097     6,350   178,447

Change in fair value of available-for-sale                                        35                      35          3        38
  financial assets recognized in equity
Change in fair value of cash flow hedges                                         -26                     -26                  -26
  recognized in equity
Translation differences                                           -150                                  -150        -63      -213
Other movements                                                                       n          -4       -4         -2        -6
                                              ----------   -----------   -----------   ------------    -----   --------   -------
Gain and loss recorded directly to equity                         -150             9             -4     -145        -62      -207
Net Income for period 1-3/2005                                                                7,115    7,115        323     7,438
                                              ----------   -----------   -----------   ------------    -----   --------   -------
Total gains and losses for period 1-3/2005                        -150             9          7,111    6,970        261     7,231
Effect of acquisition of SKODA PRAHA                                                            111      111                  111
  on equity
Acquisition of treasury shares                      -679                                                -679                 -679
Sale of treasury shares                              331                                        -78      253                  253
Change in minority due to acquisitions                                                                            2,343     2,343
March 31, 2005                                    58,870          -152            94        119,940  178,752     8,954   187,706

                                              ----------   -----------   -----------   ------------    -----   --------   -------
December 31, 2005                                 58,237          -789           588        118,637  176,673     14,616   191,289

Change in fair value of available-for-sale                                        -4                      -4         -3        -7
  financial assets recognized in equity
Available-for-sale financial assets removed                                        3                       3                    3
  from equity to P&L
Change in fair value of cash flow hedges                                         105                     105                  105
  recognized in equity
Translation differences                                             85                                    85        148       233
Other movements                                                                                   1        1                    1
                                              ----------   -----------   -----------   ------------    -----   --------   -------
Gain and loss recorded directly to equity                           85           104              1      190        145       335
Net Income for period 1-3/2006                                                                9,989    9,989        382    10,371
                                              ----------  ------------   -----------   ------------    -----   --------   -------
Total gains and losses for period 1-3/2006                          85           104          9,990   10,179       527     10,706

Sale of treasury shares                              177                                        -86       91                   91
Share options                                                                     18                      18                   18
Change in minority due to acquisitions                                                                               26        26
March 31, 2006                                    58,414          -704           710        128,541  186,961     15,169   202,130


REPORT 4
            CEZ HOLDS BACK WITH GOING PUBLIC ON WARSAW STOCK EXCHANGE

The plans of the CEZ energy corporation for a dual listing on the Warsaw stock exchange were seriously affected by instability in the wake of the plunge of CO2 trading allowances, to which electricity prices in the European market responded by also decreasing. This of course had an impact on the stock prices of energy companies, including CEZ.

The primary thrust of CEZ behind the listing on the Warsaw Stock Exchange is aimed at Polish pension funds, so that an initial listing with a volatility of stock of this magnitude would be unfortunate timing. CEZ will therefore wait for a more propitious moment, which is likely to arrive once the outlines of the National Allocation Plans for the next period (NAP2) have been published.

This decision bears no connection with the development on the Polish political scene, nor is any logical connection imaginable: we never assumed that the Polish state would become one of our stockholders.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         CEZ, a.s.
                                                  ------------------------------
                                                        (Registrant)

Date:  May 18, 2006


                                                      /s/ Libuse Latalova
                                              By: ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration